BB

[redacted] STATES
HANGE COMMISSION
, D.C. 20549

04016815

OMB Number: 3235-0123
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DITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 24116

SEC MAIL PROCESSING RECEIVED MAY 11 2004 WASHINGTON DC 155 SECTION

VF 5-13-04

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 North Forest Road, Suite 12A
(No. and Street)

Getzville, (City) New York (State) 14068 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Jayson (716) 636 - 0280
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski, Schaefer & Co., P.C.
(Name — *if individual, state last, first, middle name*)

555 International Drive (Address) Williamsville (City) New York (State) 14221 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph M. Jayson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoreland Capital Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A - None

Signature

President

Title

Carol Lynn Plater

CAROL LYNN PLATER Notary Public, STATE OF NY
QUALIFIED IN ERIE COUNTY
MY COMMISSION EXPIRES 3/10/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTMORELAND CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
J.M. JAYSON & COMPANY, INC.)

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities Exchange Act of 1934

As of December 31, 2003

Total stockholder's equity from statement of financial condition	$ 83,023
Non-allowable assets from statement of financial condition	76,982
Net capital	6,041
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $358 or $5,000)	5,000
Excess net capital	$ 1,041
Aggregate indebtedness:	
Accounts payable	1,200
Commissions payable	4,169
	$ 5,369
Ratio: Aggregate indebtedness to net capital	.89 to 1

There are no material differences between the audited computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Company's corresponding unaudited most recent Form X-17A-5, Part II A filing.